BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

07028153

RECEIVED
2007 NOV 20

November 06, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 29, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Joyce Ip / Vincent Wang

Encl.

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

11/21

BAKER & MCKENZIE

<u>**Annex 1**</u>

A List of Documents Made Public
in connection with the Listing since our last submission on October 29, 2007:

1. Announcement of Cash Dividend and Closure of Register of Members by China Shipping Container Lines Company Limited, released on November 05, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CASH DIVIDEND
CLOSURE OF REGISTER OF MEMBERS

CASH DIVIDEND

Reference is made to the announcement dated 29 September 2007 ("**Announcement**") and the circular dated 15 August 2007 ("**Circular**") issued by China Shipping Container Lines Company Limited ("**Company**"). Unless otherwise stated, capitalised terms used in this announcement have the same meanings as those defined in the Announcement and the Circular.

As approved by Shareholders at the EGM and the Foreign Shareholders Class Meeting held on 29 September 2007, the Board has resolved to declare a cash dividend of approximately RMB 1,549,300,000 ("**Cash Dividend**"). As at 30 June 2007, the audited distributable profits of the Company amounted to approximately RMB 4,865,800,000. After deduction of the Bonus Issue which amounted to approximately RMB 3,316,500,000, the remaining distributable profits of the Company amounted to approximately RMB 1,549,300,000.

Based on 3,751,000,000 H Shares and 5,595,500,000 Domestic Shares in issue as at the date of this announcement and the total amount of the Cash Dividend amounting to approximately RMB 1,549,300,000, the Cash Dividend will be RMB 0.1658 per share. The Cash Dividend will be paid on 24 December 2007. The shareholders of H share will be paid in HK dollar according to the central parity rate of RMB against HK dollar announced on 5 November 2007 by the China Foreign Exchange Trade System as authorized by the People's Bank of China.

Shareholders whose names appear on the register of members of the Company at the close of business on 11 December 2007 will be entitled to the Cash Dividend. As stated in the previous Announcement and Circular, Shareholders in the Offering of A Shares are not entitled to the Cash Dividend, which is part of the distributable profits of the Company as at 30 June 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of H share members of the Company will be closed from 12 December 2007 to 16 December 2007 (both days inclusive) during which period no transfer of H shares will be effected. In order to qualify for the Cash Dividend, Shareholders whose H shares are not registered in their names should complete and lodge instruments of transfer for the H shares together with the certificates for their H Shares with the Company's share registrar for H shares in Hong Kong, Computershare Hong Kong Investor Services Limited at Room 1712-1716, 17th, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 on 11 December 2007.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
5 November 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END